UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

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                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No. 15)

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                          Telescan, Inc.
                         (Name of Issuer)

                   Common Stock, $0.01 par value
                  (Title of Class of Securities)

                            879516102
                          (CUSIP Number)

                    Lacy J. Harber
                    LJH, Corporation
                    377 Neva Lane
                    Denison, Texas   75020
                    (903) 465-6937

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                         December 26, 2000
      (Date of Event which Requires Filing of This Statement)

                          ---------------

If the filing  person has  previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box |_|.

The remainder of this cover page shall be filed out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  879516102    Schedules 13D             Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION NO.

          Lacy J. Harber                          ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|                     (b) |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

                                                      WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen
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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              2,314,000 shares
       BENEFICIALLY      8    SHARED VOTING POWER
         OWNED BY             -0- shares
           EACH          9    SOLE DISPOSITIVE POWER
        REPORTING             2,314,000 shares
          PERSON         10   SHARED DISPOSITIVE POWER
           WITH               -0- shares

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                          2,314,000 shares

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 14.20%

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14   TYPE OF REPORTING PERSON*

                                                    IN

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CUSIP NO.  879516102    Schedule 13D         Page 3 of 5 Pages

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     Item 1. Security and Issuer

     Title of Class of  Equity  Securities:  Common  Stock,
     $0.01 par value per share

                       Telescan, Inc.
                       5959 Corporate Drive, Suite 2000
                       Houston, TX 77036

     Item 2. Identity and Background

     Lacy J. Harber is Chairman, President and sole shareholder of LJH, Corporation ("LJH"), which is the holder of the Securities reported herein. The principal business of LJH is investments and its business address is 377 Neva Lane, Denison, Texas, 75020. The principal occupation of Lacy J. Harber is self-employed invester and serving as Chairman of LJH. Lacy J. Harber is a citizen of the United States of America.

     During the last five years, neither LJH or Lacy J. Harber have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration

     Working capital in the amount of $711,460 was used to purchase an additional 680,000 shares in open market transactions at various prices and in varying amounts bringing the total investment for 2,314,000 shares to $9,504,737.

     Item 4. Purpose of Transaction

     The Reporting Person, in the normal course of business, sold through LJH the shares of Common Stock of the Issuer reported herein to realize a profit on its investment. At this time, it has no intentions of purchasing or selling additional shares of Common Stock of the Issuer, although it reserves the right ot make additional purchases or sales of the Common Stock in the future. As the primary goal of the Reporting Person is to maximize the value of this investment, additional transactions will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and business prospects of the Issuer.

CUSIP NO. 879516102     Schedule 13D              Page 4 of 5 Pages
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     Except as described herein, Lacy J. Harber has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act or 1940, as amended;
     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquistion of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be de-listed


     Item 5. Interest in Securities of the Issuer

     Lacy J. Harber beneficially owns 2,314,000 shares of Common Stock, which constitutes 14.20% of the Company's outstanding shares of Common Stock, based upon 16,296,026 outstanding as of November
     6, 2000. Lacy J. Harber has the sole power to vote and the sole power to dispose of the 2,314,000 shares of Common Stock it beneficially owns.

     Since the most recent filing, the following purchase transactions in the Common Stock were executed in the open market:
         25,000 shares          12/12/00              $1.000 average price
          5,000                 12/13/00              $1.000
         20,000                 12/14/00              $1.000
          5,000                 12/18/00              $1.100
         30,000                 12/19/00              $1.096
         85,000                 11/20/00              $1.078
         35,000                 12/21/00              $1.068
        125,000                 12/26/00              $1.056
         50,000                 12/26/00              $1.090

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CUSIP NO. 879516102         Schedule 13D         Page 5 of 5 Pages
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        195,000 shares          12/28/00              $1.014 average price
        105,000                 12/29/00              $1.023

     No other person is known by the Reporting Person to have the right to receive or the power to direct receipt of dividends from, or proceeds from sale of, any other Shares beneficially owned.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Lacy J. Harber does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


     Item 7. Material to be Filed as Exhibits.

     None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 3,2001              Lacy J. Harber
                         /s/Roy T. Rimmer, Jr., Attorney In Fact